VRI BioMedical



03024564

2 July 2003

SUPPL

Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street
Washington DC 20549
UNITED STATES OF AMERICA



SEC MAIL PROCESSING
RECEIVED
JUL 15 2003
WASH, D.C.
181
SECTION

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

Re: File Number 82-34683-VRIBY

Please see attached provided pursuant to Section 12g3-2(b) – file number 82-34683.

Yours faithfully

John Frame
Company Secretary

dlw 7/16

Sydney Unit
Microbiology and Immunology
School of Biotechnology and
Biomolecular Science
University of New South Wales
UNSW Sydney 2052
Phone: (61 2) 9385 1593
Fax: (61 2) 9385 1285

VRI BioMedical Limited
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St Georges Terrace, Perth WA 6831
Australia
Phone: (61 8) 9321 3655
Fax: (61 8) 9321 3650
www.vribiomedical.com

Newcastle Unit
Level 4, David Maddison Clinical
Sciences Building
Cnr King and Watts Streets
Newcastle NSW 2300
Phone: (61 2) 4923 6581
Fax: (61 2) 4923 6205

AUSTRALIAN HERITAGE Group Limited

ABN 39 091 158 593

Level 22
Allendale Square
77 St Georges Terrace
Perth WA 6000

PO Box Z5152
St Georges Terrace
Perth WA 6831

Telephone: 61 8 9325 8888
Facsimile: 61 8 9325 8088
australianheritage.com.au

8 May 2003

Company Announcements Manager
Australian Stock Exchange Limited
4th Floor
20 Bridge Street
SYDNEY NSW 2000
(Transmitted Electronically)


SEC MAIL PROCESSING
RECEIVED
JUL 15 2003
WASH, D.C. 181 SECTION

Dear Sir

Correction Statement

We wish to address an inadvertent mistake in Appendix 1 to our Letter to VRI BioMedical Limited (**VRI**) Shareholders dated 8 April 2003.

Appendix 1 had said that Mr Ronald Rowland AM was the current vice chairman of International Federation of Pharmaceutical Wholesalers (**Federation**) however, Mr Ronald Rowland AM retired from the Board of the Federation in October 2002 after a long and distinguished career with the Federation. Mr Rowland is the longest serving Chairman and longest serving director ever in the history of the Federation having served 5 and a half years as Chairman and 15 years as a director.

AHT intends to make an announcement shortly, addressing the issues raised in the Statement by the independent non-executive directors of VRI which was included in the notice of meeting package sent to VRI shareholders.

Please contact Sally Capp on (08) 9325 8888 for any further information.

Yours sincerely

Greg MacMillan
Company Secretary

FAXED 6.25PM 13/5/03

82-34683

VRI
BioMedical

Facsimile

To:	Company Announcements Office	From:	John Frame
Fax:	1900 999 279	Pages:	6
Phone:		Date:	13/05/2003
Re:	VRI BioMedical - Correction	CC:	

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Subject – Continuous Disclosure - Appendix 4C

It has been brought to our attention today that there is a clerical error in the Appendix 4C for the March quarter 2003. The amended March quarter Appendix 4C is attached. The year to date totals did not contain the clerical error.

Explanatory Comments:

- **The 'receipts from customers' for the March quarter was $470,000 (previously shown as $370,000) and 'payments for other working capital' for the March quarter was $236,000 (previously shown as $136,000).**
- **Total invoiced sales recorded for the year to date amounted to $1,106,000.**
- **The year to date cash receipts from customers amounted to $859,000. The balance of $247,000 relates to debtors as at the end of that reporting period.**
- **From quarter to quarter there are minor adjustments reflected due to foreign exchange gains or losses. Receipts are restated at the end of the reporting period to account for foreign exchange movements as required by the Australian Accounting Standards.**

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

VRI BIOMEDICAL LIMITED

ABN	Quarter ended ("current quarter")
97 084 464 193	31 MARCH 2003

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (9months) $A'000
1.1	Receipts from customers	470	859
1.2	Payments for (a) staff costs	(224)	(561)
	(b) advertising and marketing	(13)	(15)
	(c) research and development	(602)	(2,126)
	(d) leased assets	-	-
	(e) other working capital	(236)	(1,379)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	23	100
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (provide details if material) – stock of goods for sale	(380)	(813)
	Net operating cash flows	(962)	(3,935)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	**(962)**	**(3,935)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	a) businesses (item 5)		
	b) equity investments		
	c) intellectual property		
	d) physical non-current assets	(8)	(41)
	e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(8)	(41)
1.14	**Total operating and investing cash flows**	(970)	(3,976)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc. – Share Purchase Plan	1,514	2,000
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (provide details if material)- Capital Raising Costs	(131)	(131)
	Net financing cash flows	1,383	1,869
	Net increase (decrease) in cash held	413	(2,107)
1.21	Cash at beginning of quarter/year to date	2,055	4,575
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	2,468	2,468

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	137
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	496	1,258
4.2	Deposits at call	-	-
4.3	Bank overdraft	-	-
4.4	Other (provide details) – BANK BILLS	1,972	797
	Total: cash at end of quarter (item 1.22)	2,468	2,055

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	-	-
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here:  .... Date: 13th May 2003
(~~Director~~/Company secretary)

Print name: JOHN FRAME

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.


AUSTRALIAN
HERITAGE
Group Limited

ABN 39 091 158 593

Level 12
Allendale Square
77 St Georges Terrace
Perth WA 6000

PO Box Z5152
St Georges Terrace
Perth WA 6831

Telephone: 61 8 9325 8888
Facsimile: 61 8 9325 8088
australianheritage.com.au

13 May 2003

Company Announcements Manager
Australian Stock Exchange Limited
4th Floor
20 Bridge Street
SYDNEY NSW 2000
(Transmitted Electronically – 6 pages)

Dear Sir

Letter to Shareholders of VRI BioMedical Limited

Please find attached a letter which is being mailed to VRI shareholders in response to statements made by the VRI board in relation to the EGM to be held on 30 May 2003.

Please contact Sally Capp on (08) 9325 8888 for any further information.

Yours sincerely

Greg MacMillan
Company Secretary



ABN 39 091 158 593

Level 22
Allendale Square
77 St Georges Terrace
Perth WA 6000

PO Box Z5152
St Georges Terrace
Perth WA 6831

Telephone: 61 8 9325 8888
Facsimile: 61 8 9325 8088
australianheritage.com.au

13 May 2003

Letter to Shareholders of VRI BioMedical Limited

Dear Shareholder

Australian Heritage Group Limited (ASX Code: AHT) believes that a number of inaccurate statements have been made by the board of VRI BioMedical Limited (ASX Code: VRI) in their correspondence to shareholders. It is necessary to address those inaccurate statements however they avoid the real question for shareholders which is the poor performance of VRI and the inability of the present VRI board to function effectively and produce commercial outcomes for shareholders.

On behalf of AHT, I wish to make the following specific comments relevant to the EGM of VRI and the assertions made by the board of VRI.

1. AHT is not attempting to seize control of VRI. On the contrary, AHT is attempting to protect and grow its current interest in VRI by proposing changes to the VRI board which it believes will benefit all shareholders.

   AHT is not the only VRI shareholder concerned with the position of VRI and has received strong support for the proposed board changes from a very significant number of VRI shareholders.

2. Mr Ron Rowland AM and Mr James Grant were introduced to AHT by other shareholders of VRI as potentially outstanding directors for VRI. We welcomed the input from our fellow shareholders and, having now met with both Mr Rowland and Mr Grant on several occasions, AHT is very confident that they have valuable expertise, experience and skills to contribute to VRI. It has been made very clear to AHT by both gentlemen, that if voted onto the VRI board, they will act as independent directors in the best interests of all shareholders.

3. VRI has indicated that the proposed new directors do not have appropriate qualifications and experience to join the VRI board. I note that the ASX guidelines on corporate governance state that a board should demonstrate a range of skills and thus there is no requirement that all directors must have scientific commercialisation experience.

   AHT regards Ms Capp as having excellent legal, commercial and ASX public company skills and experience, Mr Grant as having strong financial and commercial skills and experience,

and Mr Rowland A.M. as having extensive commercialisation and pharmaceutical industry experience to make a very strong and positive contribution to the VRI board. A more detailed profile on each of the proposed directors is attached for your interest.

4. VRI have indicated that the appointment of Ms Sally Capp would be contrary to the ASX guidelines on independent directors. I advise that the ASX guidelines on corporate governance state that a board should comprise a majority of independent directors but does not require all non executive directors to be independent. If the resolutions being put to shareholders are approved, VRI will have a majority of independent directors in accordance with the ASX guidelines on corporate governance.

   AHT having a nominee on the VRI Board demonstrates AHT's commitment to the Company which should address the perceived share overhang issue surrounding the remainder of AHT's substantial holding in VRI.

5. It is not intended that new board members will try to "re-invent the wheel" by imposing a new strategic plan for the Company. Rather, the aim of the new directors would be to work closely with the current CEO and the members of the board to develop a corporate culture that allows talented people to achieve their full potential and to maximise returns for shareholders. I understand that this approach and the new board members' participation will be welcomed and supported by the VRI scientific and operational executives.

   It is expected that the remaining VRI directors will continue to contribute their experience and skills, in conjunction with the proposed new directors, in the interests of VRI and all shareholders.

6. AHT acknowledges the excellent job done by the VRI scientific and operational executive team in developing the Company's products but believes that the VRI board has not been able to deliver the commercial outcomes promised and required to improve shareholder value. As an example, in June 2002 when VRI commercialised its first product, Leon Ivory advised that the revenue target was to exceed $10 million within 18 months. As at 31 March 2003, the revenue reported by VRI was only $859,000.

   AHT, and other shareholders who have contacted us, also have concerns over the level and control of expenditure. As an example the travel expenses for the 2001 and 2002 financial years disclosed by the Company exceed $1.1 million which represents approximately 24% of the Company's operational expenditure, excluding research and development expenditure. Another example is directors' remuneration for the 2001 and 2002 financial years disclosed by the Company exceeded $1.2 million, which represents approximately 26% of the Company's operational expenditure excluding research and development expenditure.

   The legal, financial, commercial and corporate governance skills and experience of the new directors will focus on such issues and ensure the board provides improved leadership, guidance and accountability.

7. AHT strongly objects to the inferences made by VRI's independent directors in their statement dated 24 April 2003 in relation to AHT's sale of part of its holding in VRI last year. Mr Leon Ivory was a director of AHT at the time and was fully aware of the sale of part of AHT's holding in VRI. The shares sold by AHT represented only 16% of its holding and enabled AHT to recoup the cost of its original investment as a founding shareholder made in

early 2000. AHT had advised and discussed the proposed sale with the ASX prior to the sale being completed through DJ Carmichael & Co to ensure an orderly sale and that there were no conflicts. There were in fact no conflicts present for either DJ Carmichael & Co or AHT in respect of their roles.

8. AHT's share price is not relevant to VRI shareholders however we note that AHT's share price is reflective of the performance of its various investments, including VRI as its largest asset. It is therefore understandable why AHT is proactively seeking change for VRI.

The real question remains the poor performance of VRI, the loss of confidence in the Chairman and the inability of the present VRI board to function effectively and produce commercial outcomes for shareholders. The performance speaks for itself. The VRI board has failed to deliver the substantial revenues promised, it has failed to control its corporate costs, and the resultant share price performance is testimony to a serious loss of investor confidence.

For the benefit of all VRI shareholders, we encourage you to vote in favour of all the resolutions being put to shareholders.

Please do not hesitate to contact either myself or Sally Capp on (08) 9325 8888 if you would like to discuss these matters further.

Yours sincerely



John Moore
Chairman
Australian Heritage Group Limited

APPENDIX 1

PROFILES OF NOMINATIONS TO THE BOARD OF VRI

Ronald Rowland AM business career covers three companies – Woolworths Limited, Burns Philp Southsea Company Limited and Australian Pharmaceutical Industries Limited which has provided him with considerable experience in a variety of major industries with special emphasis on pharmaceuticals, marketing, distribution, wholesale and retail.

Mr Rowland served as the group Managing Director and CEO of leading wholesaler Australian Pharmaceutical Industries Limited (API) from October 1978 and retired in December 2000. During his term as Group Managing Director and CEO at API sales grew of around 1,400% with profits increasing above 3,800%. The Company became a national operation and was transformed from being a Co-operative facing bankruptcy into a top ASX company with current sales of $2.5 billion this year. In his final year, before retirement, the shareholders dividend amounted to $50 million fully franked and the return on investment was an attractive 17.1%.

Mr Rowland gained extensive international experience and contacts during his challenging roles as the Global Chairman of the International Federation of Pharmaceutical Wholesalers based in Washington DC and Chairman of Western Sydney Area Health Services, a government appointment. Mr Rowland had a long and distinguished career with the International Federation of Pharmaceutical Wholesalers from which he retired in October 2002 where he had served as Chairman of the Federation for 5 and a half years and was a director for 15 years.

In January 1999, he was made a Member of the Order of Australia for services to the pharmaceutical industry and to the community and has also received the coveted William L Ford Award, a global recognition presented every two years to a pharmaceutical industry leader demonstrating international understanding, goodwill, vision and leadership.

It is anticipated Mr Rowland would act as independent Non-Executive Chairman of VRI, where he would provide excellent leadership, be able to offer mentoring and guidance for Dr Peter French, and introduce new opportunities for commercialisation of the Company's products through his experience and contacts in the manufacture and distribution of pharmaceutical products.

Jim Grant served as the Chairman and CEO of Deloitte Touche Tohmatsu Australia for seven years and practised in corporate recovery and reconstruction for 27 years. His skills have been developed over 25 year career as a specialist receiver and manager acting on behalf of a majority of Australia's major financial institutions.

This experience has provided Mr Grant with exceptional financial and management controls and disciplines and is able to provide rapid assessment of the financial viability of businesses and to improve their performance and hence profits to maximise the best possible return for shareholders. His experience also includes the ability to express a confidence and surety to employees, suppliers and other stakeholders, a detailed assessment of costs, an understanding to align product cost with pricing policy, and very tight management of cash flows.

He is currently a director of Sydney Water Corporation, the Deputy Chairman of ARAB Bank Australia Limited, and the Independent Member of the Audit Committee of the Indigenous Land Corporation. Mr Grant has extensive experience on the boards of ASX listed companies and has

been a nominee Director on various entities on behalf of the Commonwealth and Victorian governments.

It is anticipated Mr Grant would act as an independent Non-Executive Director of VRI to enhance financial disciplines and corporate governance in the Company, and assist in building the business with a focus on financial controls, accountability and funding.

Sally Capp is the Managing Director of Perth-based investment banking organisation, Australian Heritage Group Limited, a substantial shareholder of VRI. She has extensive corporate, commercial and legal expertise and experience in the management of public companies, practised law professionally for 10 years and is a member of the ASX and the Australian Institute of Company Directors.

Ms Capp has a Bachelor of Laws (Honours) and Bachelor of Commerce degree from Melbourne University. She is a member of the Australian Institute of Company Directors, an Affiliate of the ASX, and has over 13 years experience as a commercial lawyer. In addition to her role as an executive director of AHT, Ms Capp currently serves on the board of one other listed public company, and several other public and private companies.

In 2002, Ms Capp was recognised as one of the leading business people in Western Australia under 40 years of age, by winning the inaugural '40 under 40 Awards' and was also the Western Australian winner of the Telstra Business Women's Awards for the private and corporate sector. Ms Capp assisted VRI in its formative stages and played a significant role in its listing on the ASX.

It is anticipated Ms Capp would act as a Non-Executive Director of VRI to provide legal skills and focus on corporate governance and shareholder communication issues in the Company.

82-34683

FAXED 23/5/03
10:45 AM.

VRI
BioMedical

Facsimile

To:	Company Announcements Office	From:	John Frame
Fax:	1900 999 279	Pages:	2
Phone:		Date:	23/05/2003
Re:	VRI BioMedical Limited	CC:	

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Subject: Continuous Disclosure

VRI BioMedical Limited appoints Ronald Deane as its Independent Non-Executive Chairman

82-34683


VRI
BioMedical

23rd May 2003

The Company Announcements Office
Australian Stock Exchange

VRI BioMedical Limited appoints Ronald Deane as its Independent Non-Executive Chairman

In recognition of new best practice Corporate Governance Standards, the Board of VRI BioMedical has today appointed Ronald Deane as its independent non-executive chairman.

Ronald offers to the business of VRI BioMedical vast expertise that complement the development and global commercialisation of its products. His leadership roles and international experience in marketing and distribution within this industry will bring added value to the operations of the Company. Ronald Deane will work closely with Dr French and the other Executives in VRI BioMedical in the implementation of the Company's business plans and in promotion of the company's products in the international marketplace.

Ronald Deane's distinguished career has been in the pharmaceutical and biotechnology industry. For over 20 years, he worked with CSL, where he became successively General Sales Manager, Marketing Director and then Group Director – Marketing. In this role he had responsibility for all sales, marketing and distribution activities across the four operating Divisions of Bioplasma, Pharmaceutical, Veterinary and Diagnostics.

In 1986, he became Group Director – Administration, controlling the Finance and Personnel functions.

He was then appointed Chief Executive Officer of CSL's new wholly owned biotech company, Mimotopes Pty Ltd. When Mimotopes was acquired by Chiron and later by another US biotechnology company, MitoKor, Inc, he was asked to stay on as CEO on each occasion. In 1999 he was appointed Chief Business Officer at MitoKor and relocated to San Diego whilst remaining Chairman of the Board of Directors of Mimotopes. Following the latest acquisition of Mimotopes by Fisher Scientific, he elected to return to Australia remaining a consultant to both MitoKor and Mimotopes.

Leon Ivory, the Company's founder and former Executive Chairman, remains an Executive Director of the Company.

For further information contact Ronald Deane, Chairman on 0439 350 048 or John Frame, Company Secretary on (08) 9321 3655.

82-34683


VRI
BioMedical

Facsimile

To:	Company Announcements Office	From:	John Frame
Fax:	1900 999 279	Pages:	2
Phone:		Date:	29/05/2003
Re:	VRI BioMedical Limited	CC:	

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Subject: Changes to the Board of VRI BioMedical Limited.


VRI
BioMedical

29th May 2003

The Company Announcements Office
Australian Stock Exchange

VRI BioMedical Limited (VRI) today accepted the resignations from the Board of Directors of Leon Ivory and Ken Baxter.

The Board of VRI today appointed as non-executive directors Mr Grant, Mr Rowland and Ms Capp.

These new directors join existing directors Mr R. Deane, Professor J. Cade and Professor G. Tonge on the Board.

As a consequence of these developments there is no business for the Extraordinary General Meeting scheduled for tomorrow 30 May 2003. As some shareholders may not receive this notice, the meeting, for formal purposes, will take place as scheduled but without any business being conducted.

For further information, please contact Ron Deane, Chairman on 0439 350 048.

VRI BioMedical Limited
ACN 084 464 193 ABN 97 084 464 193
Level 11, BGC Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St Georges Terrace, Perth WA 6831 Australia
Phone: (618) 9321 3655 Fax: (618) 9321 3650
www.vribiomedical.com


AUSTRALIAN
HERITAGE
Group Limited

ABN 39 091 158 593

Level 22
Allendale Square
77 St Georges Terrace
Perth WA 6000

PO Box Z5152
St Georges Terrace
Perth WA 6831

Telephone: 61 8 9325 8888
Facsimile: 61 8 9325 8088
australianheritage.com.au

29 May 2003

Company Announcements Manager
Australian Stock Exchange Limited
4th Floor
20 Bridge Street
SYDNEY NSW 2000
(Transmitted Electronically)

VRI BIOMEDICAL LIMITED (VRI)
BOARD CHANGES

Australian Heritage Group Limited (AHG) advises that VRI have informed AHG that the board of VRI has today accepted the resignation of Mr Leon Ivory and Mr Ken Baxter as directors of VRI and that Ms Sally Capp, Mr Ronald Rowland and Mr Jim Grant have been appointed directors of VRI.

For further information, please contact Sally Capp on (08) 9325 8888.

Yours faithfully

Greg MacMillan
Company Secretary



82-34683

FAXED


VRI
BioMedical

Facsimile

To:	Company Announcements Office	From:	John Frame
Fax:	1900 999 279	Pages:	7
Phone:		Date:	5/06/2003
Re:	**VRI BioMedical Limited**	CC:	

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Subject: Continuous Disclosure

Appendix 3X and 3Z – Changes in Director's Interests

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity VRI BioMedical Limited
ABN 97 084 464 193

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Sally Capp
Date of appointment	29th May 2003

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
None

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Australian Heritage Group Limited (AHT) Sally Capp is a director and shareholder of AHT	8,333,333 ordinary shares (VRI) 3,333,334 listed options (VRIO)

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	None (*)
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

* Sally Capp is a director and shareholder of DJ Carmichael Pty Limited, which is the parent company of Carmichael Capital Markets Pty Limited. VRI BioMedical has engaged the services of these companies in the past.

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **VRI BioMedical Limited**
ABN **97 084 464 193**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Leon Ivory
Date of last notice	17th April 2003
Date that director ceased to be director	29th May 2003

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
None

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Ivory & Co Pty Ltd Leon Ivory is a Director of this private company.	9,008,333 quoted ordinary shares (VRI)

Part 3 – Director's interests in contracts

Detail of contract	None
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **VRI BioMedical Limited**
ABN **97 084 464 193**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Ken Baxter
Date of last notice	17th January 2003
Date that director ceased to be director	29th May 2003

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Listed Ordinary Shares – (VRI) 9,000 Listed Options – (VRIO) 13,600 Employee Options exercisable at $0.75c (unquoted VRIAK) – 300,000 (Lapsed)

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Baxter & Associates Pty Ltd Ken Baxter is a Director of this private company.	Listed Ordinary Shares (VRI) 9,166 Listed options (VRIO) 7,200

Part 3 – Director's interests in contracts

Detail of contract	Rental of Office space in Sydney – terminating 30th June 2003.
Nature of interest	Rental paid to Baxter & Associates and TFG International Pty Ltd.
Name of registered holder (if issued securities)	Ken Baxter is a Director of these entities.
No. and class of securities to which interest relates	(All above)

+ See chapter 19 for defined terms.

82-34083

FAXED 9/6/03 2:15 PM.

VRI BioMedical

Facsimile

To:	Company Announcements Office	From:	John Frame
Fax:	1900 999 279	Pages:	10
Phone:		Date:	9/06/2003
Re:	VRI BioMedical Limited	CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

● **This document and any following pages are confidential, may contain legally privileged information and are intended solely for the named addressee. If you receive this document in error please destroy it and please let us know.**

Subject: Continuous Disclosure

Appendix 3B – Issue of Employee Share Options (ESOP) to CEO

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

VRI BioMedical Limited

ABN

97 084 464 193

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Employee Share Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	750,000 Employee Share Options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Employee Share Options issued pursuant to Employee Share Option Plan Exercise Price - $0.75c Effective date - 14th January 2003 Expiry date – 14th January 2008 Options vest pro-rata monthly over a 3 year period.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No Employee Share options do not rank equally with an existing class of quoted securities. They will rank equally in all respects with other ordinary shares upon exercise of these options to acquire ordinary shares. (VRI)
5	Issue price or consideration	Employee Share options – Nil Issue price. Exercise price is $0.75c per ordinary share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of Employee Share Options to CEO pursuant to Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4th June 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	61,849,637	VRI – Ordinary Fully Paid Shares
		23,373,768	VRIO – Options expiring 6/3/06 exercisable at 75 cents

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,900,000	VRIAK – Options expiring 23/11/06 exercisable at 75 cents
300,000	VRIAM – Options expiring 13/6/07 exercisable at 75 cents
980,000	VRIAO – Options expiring 13/10/05 exercisable at 50 cents
300,000	VRIAS – Options expiring 22/8/07 exercisable at 75 cents
750,000	Employee options Expiring 14th January 2008 at 75 cents

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

N/A

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  .... Date: 9/6/03
(Director/~~Company secretary~~)

Print name: RONALD EDWARD DEANE

VRI BioMedical

17 June 2003

Company Announcements Manager
Australian Stock Exchange Limited
4th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Company Update

VRI BioMedical Limited (ASX: VRI) would like to announce the following initiatives:

- Mr Leon Ivory has relinquished his executive role, and will remain available to advise the Company as required.
- The organisational structure has been changed so that all staff now report directly to the CEO, Dr Peter French.
- The Board has approved the relocation of the Company's Registered Office to Sydney.

Due to conflicting time commitments, the Company has accepted, with regret, the resignation of Mr Ronald Rowland from the Board.

The Company is preparing a more detailed Company newsletter for distribution to shareholders later in June.

Yours sincerely



Ronald Deane
Non-Executive Chairman

VRI
BioMedical

NEW VRI BOARD SETS AMBITIOUS GLOBAL COURSE

The Chairman of the Board of Directors announced today that the new-look VRI BioMedical Board has set the Company on a focused course to launch its "Progastrim®" probiotic capsules into the US$3.5 billion global probiotic market.

The Board has set the company's management the immediate goal of achieving distribution for Progastrim® probiotic capsules in Australia via both the naturopath and retail pharmacy channels and to secure further distribution partners in Asia, Europe and the USA.

Mr Ron Deane, the VRI Chairman, stated that although this was an ambitious target the Board believed it was achievable based on the work that has been done to date and the confidence the Board has in the product and the ability of VRI's people to make it happen.

Mr Deane commented that whilst realistic revenue predictions were hard to make at this early stage, "if our commercialisation plans are successful, we would be confident of achieving a break-even situation in 2004". This would be a significant achievement for a young company in the exciting biomedical and healthcare sector.

Mr Deane stated that the quality of VRI's products (probiotics) and research programmes (vaccines and diagnostics) and their commercialisation potential are outstanding. This potential is supported by the abilities of the scientific and management team and the commitment of the new Board. "The Company is fully focussed on exploiting those factors to drive the success of the business", Mr Deane said.

Dr Peter French, VRI CEO, stated that expenditure would be tightly focused on commercialisation efforts and clinical trials, which would drive the marketing of the product. He said, "listening to feedback from our seed marketing programme and the sales of Progastrim® probiotic capsules to date, we are confident that we have a special product which is highly efficacious. Our next challenge is to secure distribution so that as many people as possible can experience the health benefits this product offers".

Dr French went on to say that, "with this new course VRI is poised to capitalise on the current updraft in shareholder sentiment towards the biotech sector and thereby substantially increase shareholder value".

Progastrim® probiotic capsules contain VRI's proprietary strain of *Lactobacillus fermentum* VRI-002, which studies have shown works by influencing the microbes of the intestine and triggering the immune system leading to impressive clinical outcomes in the prevention and/or treatment of disease.

For further information please contact Mr Ron Deane on 0439 350 048 or Dr Peter French on 0412 457 595

* "*Progastrim*®" is a registered trade mark of VRI BioMedical Ltd.

Sydney Unit
Microbiology and Immunology
School of Biotechnology and
Biomolecular Science
University of New South Wales
UNSW Sydney 2052

VRI BioMedical Limited
ACN 084 464 193 ABN 97 084 464 193
Level 11, BGC Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St Georges Terrace, Perth WA 6831
Australia
Phone: (61 8) 9321 3655

Newcastle Unit
Level 4, David Maddison Clinical
Sciences Building
Cnr King and Watts Streets
Newcastle NSW 2300
Phone (61 2) 4923 6581

VRI
BioMedical



Facsimile

To:	Company Announcement Office	From:	John Frame
Fax:	1900 999 279	Pages:	3
Phone:		Date:	18 June 2003
Re:		CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

● **This document and any following pages are confidential, may contain legally privileged information and are intended solely for the named addressee. If you receive this document in error please destroy it and please let us know.**

Subject: Continuous Disclosure

Appendix 3Y – Change of Directors Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**VRI BioMedical Limited**
ABN	**97 084 464 193**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Sally Capp
Date of last notice	5 June 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	16th June 2003
No. of securities held prior to change	Indirect Interest through Directorship & shareholding of Australian Heritage Group Limited (AHT) :- 8,333,333 ordinary shares (VRI) 3,333,334 listed options (VRIO)
Class	Quoted ordinary shares (VRI)
Number acquired	30,300
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10,289.37

+ See chapter 19 for defined terms.

No. of securities held after change	Direct Interest :- 30,300 ordinary shares (VRI) Indirect Interest through Directorship & shareholding of Australian Heritage Group Limited (AHT) :- 8,333,333 ordinary shares (VRI) 3,333,334 listed options (VRIO
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	on–market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.